SHUTTLE PHARMACEUTICALS, INC.

1 RESEARCH COURT, SUITE 450

ROCKVILLE, MD 20850

January 22, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4546

100 “F” Street, N.E.

Washington, D.C. 20549-3629

Re:	Shuttle Pharmaceuticals, Inc. (the “Company”)
Registration Statement on Form S-1, File No. 333-215027
Request for Withdrawal

Ladies and Gentleman:

The Company hereby applies for withdrawal of the Company’s Registration Statement on Form S-1 originally filed with the Securities and Exchange Commission (the “Commission”) on December 9, 2016, together with all exhibits and amendments thereto, including a post-effective amendment (the “Registration Statement”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company is withdrawing the Registration Statement, which was declared effective January 31, 2018. The Company has determined not to proceed with the proposed public offering under the Registration Statement, and no shares of common stock of the Company were sold since the effectiveness of the Registration Statement.

It is our understanding that the application for withdrawal of the Registration Statement will be deemed granted as of the that is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any further questions or comments, kindly contact the undersigned at (240) 403-4212 or our counsel, Megan J. Penick, Esq. of CKR Law LLP at (212) 259-7300.

Very truly yours,

SHUTTLE PHARMACEUTICALS, INC.

By:	/s/ Anatoly Dritschilo
Anatoly Dritschilo, M. D.
Chief Executive Officer